UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40442

THE REAL BROKERAGE INC.

(Registrant)

701 Brickell Avenue, 17th Floor

Miami, Florida, 33131 USA

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The Real Brokerage Inc.’s Notice of Meeting and Record Date in connection with its 2025 Annual General and Special Meeting is attached as an exhibit to this Report of Foreign Private Issuer on Form 6-K.

Exhibit 99.1 included with this report on Form 6-K shall be deemed to be hereby incorporated by reference in The Real Brokerage Inc.’s registration statement on Form F-3 (Reg. No. 333-282687) and registration statements on Form S-8 (Reg. Nos. 333-262142 and 333-269982) (together, the “Registration Statements”) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE REAL BROKERAGE INC.
(Registrant)

Date March 11, 2025	By	/s/ Alexandra Lumpkin
Alexandra Lumpkin
Chief Legal Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Meeting and Record Date dated March 11, 2025